

June 6, 2011

Mail Stop 4720

By U.S. Mail and facsimile to 202-337-5502

Greg A. Steffens
President and Chief Executive Officer
Southern Missouri Bancorp, Inc.
531 Vine Street
Poplar Bluff, Missouri 63901

> **Re:** **Southern Missouri Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2011**
> **File No. 333-174113**

Dear Mr. Steffens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement and providing the requested information, including a draft of your proposed disclosures to be made in future filings <u>clearly identifying new and deleted disclosure</u>, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In the next amendment fill-in, as far as practicable, all blanks.

2. Because you may use proceeds to redeem TARP CPP preferred stock, Include a pro forma illustration of the impact on EPS and the capitalization table from the

dividends or other payments on the preferred versus dilution from issuing more common.

Cover Page

3. Quantify on the cover sheet the percentage of shares offered to total outstanding shares.

4. Revise the cover page to briefly describe the underwriting arrangements, i.e., a firm commitment.

Use of Proceeds, page 6 and 24

5. Clarify in the Use of Proceeds disclosure the percentage and dollar amount of proceeds to be contributed to the bank and update, as far as practicable, the specific anticipated uses of the proceeds retained by the company.

Prospectus Summary
Recent Acquisitions, page 1

6. Revise both acquisition summaries to indicate the profit/loss recognized and indicate whether or not the purchases were dilutive or accretive to earnings.

7. Revise the summary to disclose if officers and directors are committed to purchase shares in the offering and, if so, indicate the amount. In addition, disclose the shares being reserved, their current holdings, their percentage of total and the percentage they will hold after the offering assuming any commitments.

March 31, 2011 Form 10-Q

General

8. We note your effective income tax rate increased to 33% from 20% for the nine months ended March 31, 2011 as compared to the nine months ended March 31, 2010. Considering this significant change, please revise future filings, including future interim filings, to disclose the information required by ASC 740-10-50 and highlight material changes in income tax items in your MD&A.

9. We note your disclosure on page 12 that you may be required from time to time to modify or extend the terms of your speculative construction and land development loans and your disclosure on page 33 that you had no troubled debt restructurings as of March 31, 2011. Please tell us in detail and revise future filings to disclose the

amount of modifications performed during the periods presented. Also disclose how you concluded that your modifications should not be accounted for as TDRs. Specifically, explain the key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties.

Note 2: Fair Value Measurements, page 6

10. Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the periods presented. Refer to ASC 820-10-50-5a and 820-10-55-64.

Impaired Loans (Collateral Dependent), page 7

11. Please revise your future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

12. You disclose that you _may_ apply selling discounts to the underlying collateral value to determine fair value for collateral dependent loans. We note that the guidance in ASC 310-10-35-23 indicates that the fair value of collateral shall be adjusted to consider estimated costs to sell. Please tell us if you have measured impairment on any collateral dependent loans without estimating costs to sell. If so, please tell us how your measurement is consistent with the above guidance and estimate the total amount of costs to sell. If not, please revise your disclosure in future filings accordingly.

Note 3: Securities, page 9

13. We note your disclosure regarding your other-than-temporary impairment policies related to your pooled trust preferred securities. Please provide us your analysis of the present value of cash flows expected to be collected for the Trapeza CDO XIII, Ltd., class B and Preferred Term Securities XXIV, Ltd., class B1 securities and address the following:

• Deferrals and defaults:

a. Please tell us in detail how you develop your estimate of future deferrals and defaults.

   b. You disclose that you assume future additional default rates are 36 basis points for all of your securities and that you use the actual collateral attributes, including various performance indicators (profitability, capital ratios, asset quality, etc.) as an input in your cash flow analysis. Please clearly explain how you use the actual collateral attributes in your cash flow analysis. If you use the actual collateral attributes in determining future additional defaults, please explain to us how your consideration resulted in using the same estimate of future defaults (36 basis points) for your different securities considering the different credit characteristics of the collateral underlying each security.

   c. Please tell us how you developed your recovery rate of 34% on issuers currently deferring interest. Specifically, explain if you used the credit characteristics of bank currently deferring interest.

• Prepayments:

You disclose that your cash flow estimates assume that institutions in excess of $15 billion (or likely to grow to that size) will prepay their obligations by 2013, due to the capital treatment under the regulatory reform bill recently passed. Please provide us your analysis which supports this assumption specifically discussing how you determined that $15 billion was an appropriate criterion. For the 2 securities identified above:

   a. Please provide us a sensitivity analysis of the impact on your credit OTTI cash flow analysis if you changed your prepayment assumption to produce a significantly lower number of banks prepaying their obligations and having them prepay no sooner than 2013.

   b. Please provide us a listing of the banks serving as collateral detailing the asset size of each bank and identifying which banks met your criteria to prepay and in what year you assumed the banks would prepay their obligation.

   c. Please tell us if you are aware of any individual bank in a pooled trust preferred security that has prepaid their obligation and the facts and circumstances surrounding the prepayment (was the bank acquired, etc.). If you are not aware of any, please tell us how this fact impacted your prepayment assumption.

   d. Please explain to us the redemption provisions (time-based, other special redemption provisions, etc.) of these securities that impact the ability of an individual bank to prepay their obligation and explain how you considered the provisions in your prepayment assumption.

    e. Please tell us if these securities have capital replacement covenants and any other covenants restricting or impacting redemption or prepayment, explain the terms of the covenants and tell us how you considered the covenants in your prepayment assumption.

    f. Please tell us if banks that were currently deferring interest payments were assumed to prepay their obligations. If so, explain your rationale.

- Principal In Kind (PIK):

Please tell us in detail and revise future filings to discuss all the facts and circumstances related to your securities receiving PIK. Specifically discuss:

    a. The relevant provisions in your securities that allow them to receive PIK.

    b. The reason why your securities are receiving PIK.

    c. The risk to security holders.

    d. How PIK impacts the different tranches of your securities and how it impacts the tranche that you own.

    e. When you expect your securities to begin paying cash interest.

    f. How the fact that your securities were receiving PIK was incorporated in your analysis of the present value of cash flows expected to be collected.

Note 4: Loans, page 11

14. Please revise future filings to discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Also discuss how you classify these loans as non-accrual, impaired, loans > 90 days and accruing, or as a trouble debt restructuring. For example, discuss if these loans are considered impaired and on non-accrual status immediately after acquisition and the reasons for your determination.

15. Please revise future filings to clearly state if purchased impaired loans are included in the credit quality disclosures (non-accrual, impaired, nonperforming, classified loans, etc.). If they are included, please quantify the amount.

16. Please revise future filings to disclose how you determine it is appropriate to continue to accrue interest on loans past due 90 days or more.

17. Please revise future filings to disclose how you determine that the uncollectability of a loan balance is confirmed.

18. You disclose that loans are collectively evaluated for impairment based on your historical loss experience. Please revise future filings to specify, by portfolio segment, how many years of historical losses (i.e. charge-offs) you use to measure impairment. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses.

19. You disclose on page 15 that your allowance for loan losses is based on historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Please revise future filings to:

    a. Present additional granularity regarding any adjustments made to historical losses;

    b. Discuss adjustments made by portfolio segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

    c. Discuss the amount of the allowance for loan losses that is attributable to these adjustments as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

20. Please revise future filings to disclose your policy for placing loans on nonaccrual status. Refer to ASC 310-10-50-6(a).

21. Please revise future filings to disclose your policy for recording payments received on nonaccrual loans. Refer to ASC 310-10-50-6(b).

22. Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

23. Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance.

24. Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

25. In the table on page 14, you disclose that you collectively evaluate all or almost all of your construction real estate, commercial real estate and commercial loans for impairment. Please explain to us why you do not individually evaluate some of these

loans for impairment since these types of loans generally have a larger balance and are not homogeneous.

26. Please future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

27. Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

28. Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

29. You disclose on page 17 total nonaccrual loans of approximately $103,000 and total impaired loans of approximately $11,182,000 at March 31, 2011. Please tell us in detail and revise future filings to reconcile and to clearly explain the relationship between loans classified as nonaccrual and impaired. Specifically discuss why certain loans are considered impaired but not placed on nonaccrual status.

Credit Quality Indicators, page 16

30. Please revise future filings to explicitly disclose the date or range of dates for which your loan risk rankings were updated. Refer to ASC 310-10-50-29(c).

Note 5: Accounting for Certain Loans Acquired in a Transfer, page 17

31. Please tell us in detail and revise future filings to disclose your income recognition policy related to the purchase impaired loans in which you cannot reasonably estimate cash flows expected to be collected.

32. Please explain to us your fair value methodology for your purchased impaired loans considering your disclosure that you cannot reasonably estimate cash flows expected to be collected.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

33. Please revise your MD&A in future filings to quantify the amount of one- to four-family residential mortgage loans with LTV's greater than 80% with no PMI and the amount of HELOC's outstanding at period end and provide an analysis of the credit risk associated with these loans.

Average Balance Sheet for the Three- and Nine-Month Periods Ended March 31, 2011 and 2010, page 28

34. We note your disclosure on page 25 that your results of operations depend primarily on your net interest margin which is directly impacted by the interest rate environment. Considering this disclosure, please revise future interim filings to include a rate/volume analysis.

Results of Operations – Comparison of the Three- and Nine-Month Periods Ended March 31, 2011 and 2010

Provisions for Loan Losses, page 31

35. You disclose that the increase in the provision for loan losses to $1.2 million from $101,000 during the three months ended March 31, 2011 and 2010, respectively, was attributed to an additional $2.8 million in classified loans primarily attributable to identification of problem credits within the loan portfolio obtained in the acquisition which occurred in December 2010. Please tell us whether these classified loans were accounted for under ASC 310-30 (loans acquired with deteriorated credit quality). Also explain to us in detail and revise future filings to discuss the facts and circumstances related to the credit quality of the newly acquired classified loans that resulted in such a large provision immediately after acquisition considering any existing credit impairment should have been provided for in purchase accounting by measuring the loans at fair value.

Nonperforming Assets, page 33

36. Please revise future filings to separately disclose non-accrual loans and those 90 days + delinquent and still accruing.

37. We note the significant increase in impaired loans from June 30, 2010 to March 31, 2011 especially in impaired loans with no allowance. Please revise future filings to provide an analysis of this trend and to specifically explain the reasons so many of the impaired loans did not required a specific allocation of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: Martin Meyrowitz, P.C.
        Craig M. Scheer, P.C.
        Silver Freedman & Taff, L.L.P.
        3299 K. Street N.W., Suite 100
        Washington, DC 20007